UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 2, 2020

We hereby inform as a Relevant Information Communication that the shareholder who nominated yesterday Mr. Antonio Carlos Valente Da Silva, Juan Antonio Arrieta Ocampo and Miguel Grau Quinteros has requested us to make the following clarifications regarding the information provided in his nomination letter:

1.	Mr. Antonio Carlos Valente Da Silva concluded his studies of the MBA program of the Pontificia Universidade Católica do Rio de Janeiro but did not conclude the exams of the mentioned program.

2.
Mr. Juan Antonio Arrieta Ocampo obtained his Bachelor's degree from the Engineering School of Universidad Agraria La Molina and not his Engineering degree and was the director of Agroindustrial Laredo and Agroexportaciones Manuelita, the Peruvian Association of Sugar and Derivative Agroindustries and is currently the director of the Saturna Agricultural Society, Agrícola La Venta, Imecol/Peru and the Graduate Association of the Universidad Agraria de La Molina.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 2, 2020